UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-56453

CUSIP Number: 090622309

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Vestand Inc.

Full Name of Registrant

Yoshiharu Global Co.

Former Name if Applicable

104 Apple Blossom Cir.

Address of Principal Executive Office (Street and Number)

Brea, CA 92821

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vestand Inc. (the “Company”) has determined that it is unable to file with the U.S. Securities and Exchange Commission (the “SEC”) its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 (the “Q3 Form 10-Q”), within the prescribed time period without unreasonable effort or expense. As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on October 31, 2025, which is hereby incorporated by reference, the Board of Directors of the Company determined, based on the Company’s Audit Committee Report and on an Independent Accountant’s Report on Applying Agreed-Upon Procedures, that the Company’s previously filed financial statements (the “Previously Issued Financial Statements”) beginning with September 30, 2022, and each financial statement through June 30, 2025 included in an annual report on Form 10-K or a quarterly report on Form 10-Q filed with the SEC, should no longer be relied upon due to accounting errors related to certain inaccuracies.

The Company intends to restate the Previously Issued Financial Statements (the “Restatement”) to correct the errors and any other errors identified in the course of its review, as soon as practicable.

The Restatement remains in process, and the Company believes the Restatement will result in financial impacts for the quarterly period ended September 30, 2025, and such impacts have yet to be determined.

As a result of the above factors, the Company’s filing of the Q3 Form 10-Q will be delayed. The Company plans to file the Q3 Form 10-Q as soon as practicable following the completion of the Restatement.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward-looking statements include statements regarding the anticipated restatements, the expected timing of the filing of the Q3 Form 10-Q and the Company’s other SEC reports, and the financial information to be included therein. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s plans, expectations, and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks include but are not limited to unexpected delays in connection with the preparation and filing of the Company’s Q3 Form 10-Q and other SEC reports, uncertainties associated with the anticipated restatements, and any other unanticipated changes that may be required in the Company’s previously filed financial statements or financial disclosures, including the possibility that additional accounting errors or corrections will be identified with respect to the affected periods or any other period. Readers are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Jiwon Kim	(562) 727-7045
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information in Part III above is incorporated into this Part IV by reference. As a result of the ongoing Restatement process described above, the Company is not yet able to make a reasonable estimate of the anticipated changes in its results of operations for the fiscal quarter ended September 30, 2025, as compared to the corresponding period in the prior fiscal year. The Company believes the Restatement will result in financial impacts for the quarterly period ended September 30, 2025, and such impacts have yet to be determined.

2

Vestand Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2025	By:	/s/ Jiwon Kim
	Name:	Jiwon Kim
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

3